DWS Balanced Fund

222 South Riverside Plaza

Chicago, Illinois 60607

February 4, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS Balanced Fund (the “Registrant”)
Registration Statement on Form N-14
(File No. 333-155864)

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement. The Registrant is concurrently filing by separate letter a request for acceleration of effectiveness of the above-referenced Registration Statement.

The Registrant acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

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Sincerely,

DWS BALANCED FUND

By:	/s/ Caroline Pearson

Name: Caroline Pearson Title: Assistant Secretary